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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                  ------------------

                                    SCHEDULE 13E-3
                           Rule 13e-3 Transaction Statement
          (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                  ------------------

                         HENDERSON CITIZENS BANCSHARES, INC.
                                   (Name of issuer)

                         HENDERSON CITIZENS BANCSHARES, INC.
                         (Name of person(s) filing statement)

                                  ------------------

                       Common Stock, par value, $5.00 per share
                            (Title of class of securities)

                                    Not Applicable
                        (CUSIP number of class of securities)

                                  -----------------

                                 MILTON S. MCGEE, JR.
                                      President
                         Henderson Citizens Bancshares, Inc.
                         201 West Main Street, P.O. Box 1009
                                 Henderson, TX  75653
                                    (903) 657-8521
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                 --------------------

                                       Copy To:
                                    BRIAN R. MAREK
                   Jenkens & Gilchrist, a Professional Corporation
                                      Suite 3200
                                   1445 Ross Avenue
                                 Dallas, Texas 75202
                                    (214) 855-4500

                                 -------------------

       This Statement is filed in connection with (check the appropriate box):
    / / (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
    / /  (b)  The filing of a registration statement under the Securities Act of 1933.
    /x/  (c)  A tender offer.
    / /  (d)  None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

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                              CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
    TRANSACTION VALUATION                        AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
         $2,030,000.00 (1)                            $0.00 (2)
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    (1)  The filing fee comprises one-fiftieth of one percent of the aggregate transaction value of $2,030,000.00. This amount is based upon the purchase of 140,000 shares at the maximum tender offer price per share of $14.50.

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    (2)  The entire filing fee of $406.00 is offset by the filing fee paid by the Company in connection with its Schedule 13E-4 filed with the Commission on October 15, 1997.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

              Amount Previously Paid:       $406.00

              Form or Registration No.:     Schedule 13E-4

              Filing Party:                 Henderson Citizens Bancshares, Inc.

              Date File:                    October 15, 1997

                                INTRODUCTORY STATEMENT

    This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Henderson Citizens Bancshares, Inc., a Texas corporation (the "Company"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder in connection with the tender offer by the Company for up to 140,000 shares of its Common Stock, par value $5.00 per share (the "Shares"), at a price, net to the seller in cash, of $14.50 per Share, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal," together with the Offer to Purchase, the "Offer"). This Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act. Copies of the Offer to Purchase and the Letter of Transmittal are attached as exhibits to, and incorporated by reference in, the Tender Offer Statement on Schedule 13E-4 under the Exchange Act (the "Schedule 13E-4"). The Schedule 13E-4 was filed by the Company with the Securities and Exchange Commission contemporaneously with this Schedule 13E-3 on October 15, 1997.

    The following cross-reference sheet, prepared pursuant to General Instruction F to Schedule 13E-3 of the Exchange Act, shows the location in the
Schedule 13E-4 of the information required to be included in response to the items of Schedule 13E-3 of the Exchange Act. The information contained in the
Schedule 13E-4, including all exhibits thereto, is expressly and hereby incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Schedule 13E-4 and the exhibits thereto. All cross references in this Schedule 13E-3, other than cross references to the Schedule 13E-4, are to the Offer to Purchase.


                                CROSS-REFERENCE SHEET

Item in                                                             Location in
Schedule 13E-3                                                   Schedule 13E-4
Item 1(a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Item 1(a)
Item 1(b). . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Item 1(b)
Item 1(c). . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Item 1(c)
Item 1(d). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 1(e). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 1(f). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 2(a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 2(b). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 2(c). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 2(d). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 2(e). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 2(f). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 2(g). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 3(a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 3(b). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 4(a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 4(b). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 5 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Item 3
Item 6(a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Item 2 (a)
Item 6(b). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 6(c). . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Item 2(b)

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Item 6(d). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 7(a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Item 3
Item 7(b). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 7(c). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 7(d). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 8(a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 8(b). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 8(c). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 8(d). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 8(e). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 8(f). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 9(a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 9(b). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 9(c). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 10(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 10(b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Item 4
Item 11. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Item 5
Item 12(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 12(b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 13(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 13(b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 13(c) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 14(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .Item 7(a)
Item 14(b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .Item 7(b)
Item 15(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 15(b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Item 6
Item 16. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .Item 8(e)
Item 17(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .Item 9(b)
Item 17(b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 17(c) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .Item 9(c)
Item 17(d) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .Item 9(a)
Item 17(e) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  *
Item 17(f) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .Item 9(f)

    *   The Item is located in the Schedule 13E-3 only.

ITEM 1.  SECURITY AND ISSUER.

    (a) The answer to Item 1(a) of the Schedule 13E-4 is incorporated herein by reference.

    (b) The information set forth on the cover page and in Section 4 "Number of Shares; Proration; Extension of the Offer" in the Offer to Purchase is incorporated herein by reference. The answer to Item 1(b) of the Schedule 13E-4 is incorporated herein by reference.

    (c) The information set forth on the cover page and in Section 11 "Price Range of Common Stock; Dividends" in the Offer to Purchase is incorporated herein by reference. The answer to Item 1(c) of the Schedule 13E-4 is incorporated herein by reference.

    (d) The information set forth in Section 11 "Price Range of Common Stock; Dividends" in the Offer to Purchase is incorporated herein by reference.

    (e)  Not applicable.

    (f) The information set forth in Section 15 "Transactions and Arrangements Concerning the Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    This Statement is being filed by the issuer.

    (a)-(d) The information set forth in Section 13 "Certain Information about the Company" and in Section 15 "Transactions and Arrangements Concerning the Common Stock" to the Offer to Purchase is incorporated herein by reference.

    (e) and (f)  None.

    (g) The information set forth in Section 13 "Certain Information about the Company" and in Section 15 "Transactions and Arrangements Concerning the Common Stock" to the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a)  Not applicable.

    (b)  None.

ITEM 4.  TERMS OF THE TRANSACTION.

    (a) The information set forth on the cover page, and in Section 1 "Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in the Offer to Purchase is incorporated herein by reference.

    (b)  Not applicable.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(g) The information set forth in Section 1 "Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" to the Offer to Purchase is incorporated herein by reference. The answer to Item 3 to the
Schedule 13E-4 is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in Section 12 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. The answer to
Item 2(a) of the Schedule 13E-4 is incorporated herein by reference.

    (b) The information set forth in Section 12 "Source and Amount of Funds," and Section 18 "Fees and Expenses" to the Offer to Purchase is incorporated herein by reference.

    (c)  Not applicable.

    (d)  Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a) The information set forth in Section 1 "Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" to the Offer to Purchase is incorporated herein by reference.

    (b)  None.

    (c) The information set forth in Section 1 "Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" to the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 1 "Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and Section 2 "Federal Income Tax Consequences," respectively, to the Offer to Purchase is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

    (a) and (b) The information set forth in Section 3 "Fairness of the Offer; Reports and Opinions" to the Offer to Purchase is incorporated herein by reference.

    (c) The information on the cover page, in Section 1 "Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and in
Section 4 "Number of Shares; Proration; Extension of the Offer" to the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 3, "Fairness of the Offer, Reports and Opinions" to the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth on the cover page and in Section 3 "Fairness of the Offer, Reports and Opinions" to the Offer to Purchase is incorporated herein by reference.

    (f)  None.

ITEM 9.  REPORTS, OPINIONS AND CERTAIN NEGOTIATIONS.

    (a) - (c) The information set forth in Section 3 "Fairness of the Offer, Reports and Opinions" to the Offer to Purchase is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) and (b) The information set forth in Section 15 "Transactions and Arrangements Concerning the Common Stock" to the Offer to Purchase is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in Section 15 "Transactions and Arrangements Concerning the Common Stock" to the Offer to Purchase is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

    (a) and (b) The information set forth on the cover page, in Section 1 "Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer", and in Section 15 "Transactions and Arrangements Concerning the Common Stock" of the Offer to Purchase is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

    (a)-(c)   Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

    (a) and (b) The information set forth (i) in Section 13 "Certain Information Concerning the Company" of the Offer to Purchase; (ii) in Section 14 "Certain Pro Forma Financial Information"; (iii) on pages 24 through 45 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996; and
(iv) on pages 2 through 11 of the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1997, are all incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a)-(b)   The information set forth in the Letter of Transmittal and in
Section 18 "Fees and Expenses" to the Offer to Purchase is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)       None.

    (b)       The Offer to Purchase, attached as Exhibit 99(a)(1) to the
              Schedule 13E-4, is incorporated herein by reference.

    (c)       None.

    (d) The answer to Item 9(a) of the Schedule 13E-4 is incorporated herein by reference.

    (e)       Not Applicable.

    (f)       None.













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                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       HENDERSON CITIZENS BANCSHARES, INC.


                                       By: /s/ Rebecca G. Tanner
                                           ------------------------------------
                                       Name:  Rebecca G. Tanner
                                       Title: Chief Accounting Officer

Dated: October 15, 1997

















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